UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

                                  BCE Inc.
(Name of Issuer)

               Common Shares, no par value
(Title of Class of Securities)

                                05534B760 4
(CUSIP Number)

     Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449-1000

(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)

with a copy to:

     Gavin D. Solotar, Esq.
Wachtell, Lipton, Rosen and Katz
51 W. 52nd Street
New York, NY 10019
Telephone: (212) 403-1000

                        December 11, 2008
(Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ☐

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05534B760 4 SCHEDULE 13D (Page 1 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch, Pierce, Fenner & Smith Incorporated I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 165,159 shares	
	8	SHARED VOTING POWER: 2,802 shares	
	9	SOLE DISPOSITIVE POWER: 165,159 shares	
	10	SHARED DISPOSITIVE POWER: 2,802 shares	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 167,961 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD, IA, CO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

CUSIP No. 05534B760 4 SCHEDULE 13D (Page 2 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch International I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 238,393 shares	
	8	SHARED VOTING POWER: 0 shares	
	9	SOLE DISPOSITIVE POWER: 238,393 shares	
	10	SHARED DISPOSITIVE POWER: 0 shares	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 238,393 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD, IA, CO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

CUSIP No. 05534B760 4 | SCHEDULE 13D | (Page 3 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch Canada Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 639,500 shares
		8	SHARED VOTING POWER: 0 shares
		9	SOLE DISPOSITIVE POWER: 639,500 shares
		10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 639,500 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD, IA, CO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

CUSIP No. 05534B760 4 SCHEDULE 13D (Page 4 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch Portfolio Managers Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 shares
		8	SHARED VOTING POWER: 4,700 shares
		9	SOLE DISPOSITIVE POWER: 0 shares
		10	SHARED DISPOSITIVE POWER: 4,700 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,700 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

CUSIP No. 05534B760 4 | SCHEDULE 13D | (Page 5 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch Bank & Trust Company, FSB I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Federal		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 shares
		8	SHARED VOTING POWER: 132 shares
		9	SOLE DISPOSITIVE POWER: 0 shares
		10	SHARED DISPOSITIVE POWER: 132 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 132 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK, OO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

CUSIP No. 05534B760 4	SCHEDULE 13D	(Page 6 of 16)

1	NAMES OF REPORTING PERSONS: Merrill Lynch & Co., Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒		
3	SEC USE ONLY:		
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒		
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0 shares
		8	SHARED VOTING POWER: 1,050,686 shares
		9	SOLE DISPOSITIVE POWER: 0 shares
		10	SHARED DISPOSITIVE POWER: 1,050,686 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,050,686 shares(1)		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%(1)		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO		

(1) Please see Item 5 for information regarding the number and percent of securities of Issuer held by the Reporting Persons.

            This Amendment No. 2 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2007, as amended by Amendment No 1. thereto filed with the SEC on July 11, 2008 (the “Schedule 13D”) by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), Merrill Lynch International (“MLI”), Merrill Lynch Canada Inc. (“MLCI”), Merrill Lynch Portfolio Managers Ltd. (“MLPM”), Merrill Lynch Bank & Trust Company, FSB (“MLBTC”), and Merrill Lynch & Co., Inc. (“ML&Co”) (MLPF&S, MLI, MLCI, MLPM, MLBTC and ML&Co, each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the common shares, no par value (the “Common Shares”) of BCE Inc., a corporation incorporated under the laws of Canada (the “Company”). Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 2. Identity and Background

            ITEM 2 IS AMENDED AS FOLLOWS:

            The original Schedule II filed with the Schedule 13D is deleted in its entirety and replaced with the Schedule II attached hereto and incorporated herein by reference.

            The original Schedule III filed with the Schedule 13D is amended by inserting the following two paragraphs at the beginning thereof:

            On August 21, 2008, Merrill Lynch & Co., Inc. (“Merrill Lynch”) reached an agreement in principle with the New York attorney general, state securities regulators, and the staff of U.S. Securities and Exchange Commission relating to auction rate securities (“ARS”). Without admitting or denying wrongdoing, Merrill Lynch agreed to accelerate a previously announced offer to purchase ARS from retail clients, use best efforts to provide liquidity solutions for institutional holders of ARS, pay a civil money penalty, and compensate other eligible clients who purchased ARS and sold them at a loss.

            In July 2007, the CFTC found that on certain occasions from 2001 to 2005 Merrill Lynch Alternative Investments (MLAI) violated CFTC Regulation 4.22(c) by failing to timely file commodity pool annual reports with the National Futures Association and to timely distribute such reports to pool participants. Without admitting or denying the allegations, MLAI agreed to a cease-and-desist order and paid a fine in the amount of $500,000.

ITEM 4. Purpose of Transaction

ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

            On December 11, 2008, the Definitive Agreement between BCE Inc. and BCE Acquisition Inc. (“Buyer”), as amended as of July 12, 2007 and by the final amending agreement dated July 4, 2008, was terminated in accordance with its terms. Accordingly, the previously disclosed commitment of ML IBK to purchase a minority equity interest in Buyer or Buyer’s ultimate parent company has ended.

ITEM 5. Interest in Securities of the Issuer

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:

            As of December 15, 2008, the Reporting Persons were the beneficial owners of approximately 1,050,686 shares of Common Shares, with respect to which they have shared voting and investment power, and which represent less than 1% of all Common Shares outstanding (based on 806,200,000 Common Shares reported to be outstanding by the Issuer as of September 30, 2008). The Reporting Persons acquired these Common Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

            As a result of the matters described in Item 4 above, it is no longer the case that the Reporting Persons may collectively be deemed to constitute a “group” with Teachers within the meaning of Section 13(d)(3) of the Act. As a consequence, none of the Reporting Persons, on the one hand, and Teachers, on the other hand, may be deemed to beneficially own any Common Shares beneficially owned by the other. Accordingly, as of December 11, 2008, the Reporting Persons may no longer be deemed to be the beneficial owners of more than five percent of the class of securities reported on herein, and they will therefore no longer file reports under Section 13(d) of the Act unless otherwise required to do so.

            Schedule IV attached hereto sets forth the transactions in the Common Shares which, to the knowledge of the applicable Reporting Person, have been effected during the preceding 60 days. All of the transactions set forth on Schedule IV were effected in the ordinary course of business of the Reporting Persons and may reflect transactions in customer accounts over which the applicable Reporting Person has discretionary authority.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Please see Item 4 above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2008

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Assistant Secretary

MERRILL LYNCH & CO., INC.

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Assistant Secretary

MERRILL LYNCH INTERNATIONAL

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Authorized Signatory

MERRILL LYNCH CANADA INC.

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Authorized Signatory

MERRILL LYNCH PORTFOLIO MANAGERS LTD.

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Authorized Signatory

MERRILL LYNCH BANK & TRUST COMPANY, FSB

By:           /s/ Jonathan N. Santelli
Name:      Jonathan N. Santelli
Title:         Authorized Signatory

EXHIBIT INDEX

Exhibit	Description

99.1*	Joint Filing Agreement, dated October 29, 2007, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., Inc., Merrill Lynch
International, Merrill Lynch Canada Inc., Merrill Lynch Portfolio Managers Ltd. and Merrill Lynch Bank & Trust Company, FSB

99.2*	Definitive Agreement dated June 29, 2007, by and between 6796508 Canada Inc.and BCE Inc. (incorporated by reference to Exhibit 1 of Amendment No. 4 to
Schedule 13D filed on July 5, 2007 by Ontario Teachers’ Pension Plan Board)

99.3*	Amendment dated July 12, 2007 to Definitive Agreement dated June 29, 2007, by and between 6796508 Canada Inc. and BCE Inc. (incorporated by reference to
Exhibit 1 of the Report on Form 6-K filed on July 13, 2007 by BCE Inc.)

99.4**	Final Amending Agreement, dated July 4, 2008, by and between BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) and BCE Inc.

*         Previously filed with the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 30, 2007.

**       Previously filed with Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 11, 2008.

SCHEDULE II

EXECUTIVE OFFICERS AND DIRECTORS

     The names and principal occupations of each of the executive officers and directors of the Reporting Persons are set forth below. Unless otherwise noted, all of these persons have as their business address 4 World Financial Center, New York, NY 10080.

Merrill Lynch, Pierce, Fenner & Smith Incorporated	Present Principal Occupation	Citizenship
Rosemary T. Berkery	Executive Vice President; Vice	United States
Executive Officer	Chairman; General Counsel of
Merrill Lynch & Co., Inc.

Candace E. Browning	Senior Vice President; President of	United States
Director	Merrill Lynch Global Research

Gregory J. Fleming	Executive Vice President; President	United States
Director	and Chief Operating Officer of
Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive	United States
Director and Executive	Officer; Executive Vice President of
Officer	Merrill Lynch & Co., Inc.; Vice
Chairman, Global Wealth
Management

Carlos M. Morales	Senior Vice President	United States
Director

Joseph F. Regan	Managing Director, Chief Financial	United States
Executive Officer	Officer and Controller
Merrill Lynch & Co., Inc.
95 Greene Street (8th Floor)
Jersey City, NJ 07032

Merrill Lynch & Co., Inc.	Present Principal Occupation	Citizenship
Rosemary T. Berkery	Executive Vice President; Vice	United States
Executive Officer	Chairman; General Counsel

Carol T. Christ	President, Smith College	United States
Director	c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Armando M. Codina	Chairman of the Board, Flagler	United States
Director	Development Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Virgis W. Colbert	Corporate Director	United States
Director	c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Nelson Chai	Executive Vice President, Chief	United States
Executive Officer	Financial Officer

John D. Finnegan	Chairman of the Board, President	United States
Director	and Chief Executive Officer of The
Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Gregory J. Fleming	President; Chief Operating Officer	United States
Executive Officer

Judith Mayhew Jonas	Corporate Director	United Kingdom
Director	c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Robert J. McCann	Executive Vice President; President,	United States
Executive Officer	Vice Chairman, Global Wealth
Management

Thomas K. Montag	Executive Vice President;	United States
Executive Officer	Head of Global Sales & Trading

Aulana L. Peters	Corporate Director	United States
Director	c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Joseph W. Prueher	Corporate Director, Former U.S.	United States
Director	Ambassador to the People’s Republic
of China
c/o Corporate Secretary’s Office

222 Broadway, 17th Floor
New York, NY 10038

Ann N. Reese	Co-Founder and Co-Executive	United States
Director	Director of the Center for Adoption
Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, NY 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group	United States
Director	c/o Corporate Secretary’s Office
222 Broadway, 17th Fl.
New York, NY 10038

Thomas J. Sanzone	Executive Vice President; Chief	United States
Executive Officer	Administrative Officer

John A. Thain	Chairman of the Board and Chief	United States
Director and Executive	Executive Officer
Officer

Merrill Lynch Bank & Trust Company, FSB	Present Principal Occupation	Citizenship

Conrad Druker, Esq.	CPA and Managing Director,	United States
Director	Mercadien Group

John D. Hawke, Jr.	Partner, Arnold & Porter LLP	United States
Director

Eugene McQuade,	Vice Chairman Merrill Lynch & Co.	United States
Director, Chairman of
the Board

Matthew B. Skurbe	Director, Merrill Lynch Finance	United States
Chief Financial Officer

Russell L. Stein	Senior Vice President, Merrill Lynch	United States
Director	Americas Bank Group

Lawrence P.	Managing Director, Merrill Lynch	United States
Washington	Americas Bank Group
Director, President &
Chief
Operating Officer

Merrill Lynch Canada, Inc.	Present Principal Occupation	Citizenship

Marcelo Cosma	First Vice President, GMI Counsel	United States
Director, Chief Legal
Counsel

M. Marianne Harris	Managing Director, Investment	Canadian
Director, Co-President	Banking

Daniel M. Mida	Managing Director, Investment	Canadian
Director, Executive	Banking
Vice-President

Lynn K. Patterson	President & Country Head,	Canadian
Director, Co-President	Managing Director, Fixed Income
Currencies & Commodities

Guy Savard	Managing Director, Investment	Canadian
Director, Chairman	Banking

Mark O. Dickerson	First Vice President, GMI Counsel	Canadian
Secretary

Gordon H. Weir	Director, Corporate Controllers	Canadian
Chief Financial Officer

Merrill Lynch International	Present Principal Occupation	Citizenship
Robert C. M. Wigley	Chairman, Merrill Lynch Europe,	British
Director	Middle East and Africa

Martin Butler	Managing Director, Merrill Lynch	British
Director, Chief	Europe, Middle East and Africa
Financial Officer	Business Finance

Brent Clapacs Managing Director	Managing Director of EMEA Equity Managment	United States

Michael D'Souza Managing Director	Managing Director of EMEA Management	British

Yasuhiro Fujiwara Managing Director	Managing Director of Global Equities	Japanese

Edmund N. Moriarty	Chief Risk Officer	Irish
Director

Andrea A. Orcel	Senior Vice President, Global	Italian
Director	Origination and President of Global
Markets and Investment Banking
Merrill Lynch Europe, Middle East
and Africa

David Sobotka	Senior Vice President of Global Strategic Risk	United States
Senior Vice President

Terry R. Winder	Managing Director, Merrill Lynch	Australian
Director	Europe, Middle East and Africa
Treasurer

Merrill Lynch	Present Principal Occupation	Citizenship
Portfolio Managers,
Ltd.

Eva Castillo	Managing Director, Head of Merrill	Spanish
Director	Lynch Europe, Middle East & Africa
Global Wealth Management

Daniel C. Cochran	Senior Vice President, Merrill Lynch	United States
Director	& Co., Inc. Office of the President

Andrew P. Clark	Director, Merrill Lynch Europe,	British
Director	Middle East & Africa Global Wealth
Management

Geoffrey N. Tucker	Director, Merrill Lynch Europe,	British
Director	Middle East & Africa Global Wealth
Management

Simon G. Miles	Director, Merrill Lynch Europe,	British
Director	Middle East & Africa Global Wealth
Management

Keith Pearson	First Vice President, Merrill Lynch	British
Director	Europe, Middle East & Africa Global
Wealth Management Finance

SCHEDULE IV
PURCHASE OR SALE OF COMMON STOCK

          Merrill Lynch, Pierce, Fenner & Smith Incorporated engaged in open market transactions, which are summarized below to report (i) the type of transaction effected, (ii) the executed date of the transaction, (iii) the price per share at which the transactions were effected, (iv) the total amount of shares that were the subject of transactions effected on each day, and (v) the securities exchange on which the transaction was effected:

Buy / Sell	Trade Date	Price	Quantity	Exchange
Buy	2008-10-14	28.82	1000	TSX
Sell	2008-10-15	32.22	3222	TSX
Sell	2008-10-16	26.96	4	TSX
Sell	2008-10-16	26.89	540	TSX
Sell	2008-10-16	26.88	360	TSX
Sell	2008-10-16	26.89	100	TSX
Sell	2008-10-22	28.60	175	TSX
Sell	2008-10-23	27.88	92	TSX
Buy	2008-10-24	35.55	7110000	TSX
Sell	2008-10-24	35.55	7110000	TSX
Sell	2008-10-29	27.85	15	TSX
Sell	2008-10-29	27.35	100	TSX
Buy	2008-11-03	35.30	13943500	TSX
Sell	2008-11-03	35.30	13943500	TSX
Sell	2008-11-10	31.55	2022	TSX
Buy	2008-11-19	36.50	18250000	TSX
Sell	2008-11-20	28.65	1830	TSX
Buy	2008-11-20	35.52	14208000	TSX
Buy	2008-11-21	34.55	7870490	TSX
Buy	2008-11-25	38.35	21487505	TSX
Sell	2008-11-25	38.35	23243935	TSX
Sell	2008-12-05	17.93	5	TSX